Exhibit 99.1

PENN WEST ANNOUNCES THE CLOSING OF THE SALE OF ITS SASKATCHEWAN ASSETS

CALGARY, June 24, 2016 – PENN WEST PETROLEUM LTD. (TSX – PWT; NYSE – PWE.BC) (“Penn West”, the “Company”, “we”, “us” or “our”) is pleased to announce that it has successfully closed the previously announced sale of all of its Saskatchewan assets for cash consideration of approximately $975 million, subject to closing adjustments. The Company will offer the net cash proceeds from the sale to its lenders and noteholders at par on a pro rata basis.

“This transaction marks a significant turning point for Penn West. We have worked tirelessly to achieve top-tier performance on all operating fronts in our core areas and now with our re-constituted balance sheet and capital structure we will move our leverage metrics to top tier status as well”, David Dyck, Senior Vice President and Chief Financial Officer of Penn West commented. “We expect to be in full compliance with all of our financial covenants at the end of the second quarter and anticipate the removal of the going concern note from our financial statements in the near future. As the benefits of our improved capital structure become more visible to investors over the coming months, we believe the market will close the valuation gap in our stock price. With our past largely behind us and our prospects bright, Penn West is now a very compelling value proposition for investors.”

We will continue to execute on the second phase of our asset disposition program over the coming months in order to high-grade our portfolio and continue to reduce our cost structure. We expect to provide an update of our ongoing plans along with second quarter financial results in early August 2016.

About Penn West

Penn West is a conventional oil and natural gas producer in Canada. Our goal is to be the company that redefines oil and gas excellence in western Canada. Based in Calgary, Penn West operates a significant portfolio of opportunities with a dominant oil position in the Cardium, Viking and Peace River areas of Alberta.

Penn West shares are listed on the Toronto Stock Exchange under the symbol “PWT” and on the New York Stock Exchange under the symbol “PWE.BC”.

Forward-Looking Statements

Certain statements contained in this press release constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: that the Company will offer the net cash proceeds from the sale to its lenders and noteholders at par on a pro rata basis, that our re-constituted balance sheet and capital structure will allow us to move our leverage metrics to top tier status, that we expect to be in full compliance with all of our financial covenants at the end of the second quarter and anticipate the removal of the going concern note from our financial statements in the near future, the belief that the market will close the valuation gap in our stock price once our improved capital structure becomes more visible to investors over the coming months, that we will continue to execute on the second phase of our asset disposition program over the coming months in order to high-grade our portfolio and continue to reduce our cost structure, and we expect to provide and update of our ongoing plans along with second quarter financial results in early August 2016.

Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations and assumptions will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur.

By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Important factors that could cause actual results and events to differ from those described in the forward looking statements can be found in our public filings (including our Annual Information Form) available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

For further information, please contact:

PENN WEST

Penn West Plaza

Suite 200, 207 – 9th Avenue SW

Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Fax: 403-777-2699

Toll Free: 1-866-693-2707

Website: www.pennwest.com

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor_relations@pennwest.com